ARCHON CORPORATION

P.O. BOX 270820

LAS VEGAS, NEVADA 89127

TEL.: (702) 732-9120 FAX: (702) 732-9465

March 10, 2009

Beverly Singleton, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Archon Corporation; SEC Comment Letter Responses

Dear Ms. Singleton:

Thank you for your letter of February 17, 2009. Please consider this letter as our response to it. We have submitted this response pursuant to the correspondence section of the EDGAR system. We have also amended our Form 8-K with Amendment No. 1 to reflect the substance of this letter.

We have complied with all of the comments contained within your letter of February 17, 2009 by filing our Form 8-K/A, Amendment No. 1 contemporaneous hereto.

We also confirm all the points on Page 3 of your letter, specifically that: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you require additional action on our part.

Very truly yours,

ARCHON CORPORATION

/s/ Paul W. Lowden

Paul W. Lowden,

President and Chief Executive Officer